1415 W. 22nd Street, Suite 600E Oak Brook, IL 60523

Joseph W. Schmidt	Phone: (630) 861-2723
Vice President	Fax: (630) 861-2767
General Counsel & Secretary	Email:jws@dovercorp.com
May 20, 2010
Timothy Buchmiller
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549
Re:	Dover Corporation Form 10-K for the fiscal year ended December 31, 2009 Filed February 19, 2010 File No. 001-04018
Dear Mr. Buchmiller:
This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission dated May 7, 2010 (the “Comment Letter”), regarding the Form 10-K of Dover Corporation (the “Company”) for the fiscal year ended December 31, 2009.
We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.
Part II, Page 85
1.	In connection with our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, we note your disclosure on page 15 of your proxy statement that your compensation consultant and its affiliates were retained to provide services unrelated to executive compensation. In future filings, please disclose whether the decision to engage the consultant and its affiliates for these other services was made, or recommended, by management.
In response to the Staff’s comment, we confirm that if, in future filings, we disclose that the compensation consultant and its affiliates have been retained to provide services unrelated to executive compensation, we will also disclose whether the decision to engage the consultant and its affiliates for such other services was made, or recommended, by management.
Item 11, Executive Compensation, page 85
2.	We note your disclosure under the caption “Risk Assessment” on page 25 of your proxy statement incorporated by reference into your Form 10-K that your compensation committee asked Mercer to assess the risk associated with your executive compensation programs. Please advise us in greater detail

May 20, 2010
of the process you undertook to reach the conclusion that disclosure under Item 402(s) of Regulation S-K is not necessary.
As disclosed in our proxy statement, as part of its oversight responsibilities, in 2009 our compensation committee asked Mercer to assess the risk associated with our executive compensation programs. In conducting the assessment, Mercer considered a number of matters, including those discussed below, and gave the committee a report which was shared with management. Management also assessed this risk and concurred with Mercer’s views. In making this assessment, we considered, in addition to Mercer’s report, the following:
We considered whether our mix of compensation was overly weighted toward annual incentive awards or whether there was a balance of annual and longer-term incentive opportunities. Among the factors reviewed were the overall pay mix and the percentage that target annual incentive compensation represented relative to total target compensation and relative to target long-term incentive compensation.
We reviewed the performance measures and corresponding goals of our annual and long-term incentive plans and considered whether they represented a balance of performance and the quality and sustainability of each measure. We considered the balance of performance or operational goals (such as operating results) and measures of the quality of performance (such as internal total shareholder return or total shareholder return), the specific types of performance goals used for our annual and long-term incentive plans, the reasons for using particular measures and goals for different types of awards.
We also considered the alignment between performance and payout under our annual and long-term incentive plans. In this regard, we considered the target amount of potential payouts under the plans, the reasons for selecting the targets and the historical payouts relative to the targets. We also considered the effect of caps on maximum payout amounts under each of the annual and long-term incentive plans, the effect of overlapping three-year performance cycles to reduce any motivation to manage performance for any given year under our performance shares and cash performance programs, and the leverage reflected in threshold, target and maximum payout levels for our performance shares. We also considered the discretion retained by the compensation committee to award annual incentive compensation based on individual and company performance factors, including measures of risk management.
We reviewed the criteria used to select our peer group used to benchmark compensation levels and to assess our relative total shareholder return for payout of our performance shares under our long-term incentive plan. We considered whether our compensation practices, including the mix of compensation components, and whether the relationship between performance and payouts under our incentive plans, were within the range of competitive practices based on our peer group.
We also reviewed (i) our requirements with respect to share ownership by executive officers and (ii) the desirability of additional recoupment policies allowing the clawback of incentive payments based on performance results that are subsequently revised or restated and would have produced lower incentive payouts.

May 20, 2010
* * * * *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Should you have any questions about the responses in this letter, kindly contact the undersigned at (630) 743-5004.
Please note that the Company is in the process of moving its headquarters. From May 24, 2010, our address will be:
3005 Highland Parkway, Suite 200
Downers Grove, IL 60515
Fax No. (630) 743-2670

Very truly yours,
/s/ Joseph W. Schmidt
Joseph W. Schmidt
Vice President, General Counsel and Secretary